CONNECTICUT OFFICE:

SOUTH SURREY OFFICE:

93 Benton Hill Road

Suite 404 – 1688 152nd Street

Sharon, CT

South Surrey, B.C.

U.S.A.   06069

Canada V4A 4N2

Phone: (860) 364-1830

Phone: (604) 536-7873

Fax :    (860) 364-0673

Fax :     (604) 536-2529

www.TanzanianRoyaltyExploration.com

March 3, 2010

BY FAX:  (703) 813-6982

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549-4628

Attention:  Mr. Douglas Brown or Mr. Michael Karney

Dear Sirs:

RE:

Tanzanian Royalty Exploration Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended August 31, 2009

Filed November 27, 2009

File No. 1-32500

We acknowledge receipt of the comment letter dated February 25, 2010.

This letter will set forth the Company's responses to the comment letter dated February 25, 2010 in connection with the above-referenced filing.  Our responses to the comments are set forth in the order in which each comment appears in the comment letter.

Form 20-F

General

1.

We refer you to the “Glossary of Technical Terms”.  “Kazakh”, “Songshan”, “Sloane”, and “MDN” are defined in the Glossary.

Summary Compensation Table

2.

Summary Compensation Table reference footnote 1 was inadvertently omitted from the table.   Revised table with footnote is included in attached amended filing.

Exhibits

3.

Exhibits will be included separately in future filings.

Closing Comments

Attached please find a marked copy of the amended filing for your review.

This will confirm that the Company acknowledges:

•

it is responsible for the adequacy and accuracy of the disclosure of the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust you will find the foregoing to be satisfactory.  Should you have any further questions, please do not hesitate to contact me.

Yours truly,

TANZANIAN ROYALTY EXPLORATION CORPORATION

Signed: James E. Sinclair

JAMES E. SINCLAIR

Chairman and Chief Executive Officer

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________

FORM 20-F/A

Amendment No. 1

_________________________

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

August 31, 2009

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

 (Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA

(Jurisdiction of Incorporation or Organization)

Suite 404 – 1688 152nd Street

South Surrey, BC

V4A 4N2

(Address of Principal Executive Offices)

James Sinclair

Chief Executive Officer

Tanzanian Royalty Exploration Corporation

Suite 404 – 1688 152nd Street

South Surrey, BC

V4A 4N2

Telephone:  604 536-7873

Fax: 604 536-2529

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    89,782,544  .

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] Yes

[ X  ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  [   ] Yes   [X ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X ]Yes  [   ]No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ]Yes  [   ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  [  ]

Accelerated filer  [ X  ]

Non-accelerated filer  [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [   ]      Other [ X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17  [X]

Item 18  [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [   ] Yes  [ X ] No

Glossary of Technical Terms

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
anomaly	Any concentration of metal noticeably above or below the average background concentration.
Ashanti	Ashanti Goldfields Cayman Limited.
assay	An analysis to determine the presence, absence or quantity of one or more components.
Au	The elemental symbol for gold.
background	Traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.
Barrick	Barrick Gold Corp.
BEAL	Barrick Exploration Africa Limited.
BLEG	Acronym for “bulk leach extractable gold” sampling.
chalcedony	Very fine crystalline quartz which may be massive or banded (agate).
chalcopyrite	Copper sulphide mineral.
Cretaceous	The geologic period extending from 135 million to 63 million years ago.
Cu	The elemental symbol for copper.
dyke	A tabular body of igneous rock that has been injected while molten into a fissure.
epidote	Calcium, aluminium, iron silicate mineral commonly occurring in hydrothermally altered carbonate-bearing rocks.
fault	A fracture in a rock where there has been displacement of the two sides.
Fe	The elemental symbol for iron.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
gossan	Decomposed rock or vein material of reddish or rusty colour resulting from oxidized pyrites.
grab sample	A sample of selected rock chips collected at random from within a restricted area of interest.

grade

The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t or gpt) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

HLEM	Horizontal loop electromagnetic survey, a form of geophysical survey used in the exploration for minerals.
hectare or ha	An area totalling 10,000 square metres.
highly anomalous	An anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
IP	Induced polarization survey, a form of geophysical survey used in the exploration for minerals.
intrusive	A rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.
JV	A joint venture, which is a term for a contractual relationship between parties, usually for a single purpose, which is not a partnership.
Kazakh	Kazakh Africa Mining Ltd.
kilometres or km	Metric measurement of distance equal to 1,000 metres (or 0.6214 miles).
MDN	MDN Inc.
mill	A facility for processing ore to concentrate and recover valuable minerals.
mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
mineralization	Usually implies minerals of value occurring in rocks.
net smelter or NSR royalty	Payment of a percentage of net mining profits after deducting applicable smelter charges.
Newmont	Newmont Overseas Exploration Corporation.
NI 43-101

National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, as adopted by the Canadian Securities Administrators, as the same may be amended or replaced from time to time, and shall include any successor regulation or legislation.

ore	A natural aggregated of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth's surface.
overburden	A general term for any material covering or obscuring rocks from view.
Pb	The elemental symbol for lead.

porphyry	Rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.
ppm or parts per million	A unit of measurement which is 1000 times larger than parts per billion (i.e. ppb); 1 ppm is equivalent to 1000 ppb, and is also equivalent to 1 gram/tonne.
prefeasibility study and preliminary feasibility study

Each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, as been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors, and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

propylitic	A rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.
pyrrhotite	A bronze coloured mineral of metallic lustre that consists of ferrous sulphide and is attracted by a magnet.
pyrite	Iron sulphide mineral.
quartz	Silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.
RAB	Rotary air blast drilling.
RC	Reverse circulation drilling.
reef	A geological formation or mineral within defined boundaries separating it from the adjoining rocks.
Sb	The elemental symbol for antimony (stibnite).
silicification	Replacement of the constituent of a rock by quartz.
Sloane	Sloane Developments Ltd., a corporation based in the United Kingdom.
Songshan	Songshan Mining Co. Ltd., a corporation based in the People’s Republic of China.
Stamico	State Mining Corporation of Tanzania.
Tancan	Tancan Mining Company Limited, a wholly-owned Tanzanian subsidiary of the Company.
Tanzam	Tanzania American International Development Corporation 2000 Limited, a wholly-owned Tanzanian subsidiary of the Company.
test pits	Shallow holes dug at spots along the strike of any mineralization or, if it is disseminated, anywhere in the area where the shallow holes might reach mineralized bedrock.
ton	Imperial measurement of weight equivalent to 2,000 pounds (sometimes called a “short ton”).
tonne	Metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

tuff	A rock comprised of fine fragments and ash particles ejected from a volcanic vent.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Zn	The elemental symbol for zinc.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, CEO	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, CFO	2009 2008 2007	90,000 90,000 90,000	40,000 40,000 25,000	4,500 4,500 4,500	None None None	None None None	None None None	7,500 7,500 7,500	102,000 102,000 102,000
Jonathan Deane, Former President*	2009 2008 2007	171,075(1) 145,782(1) 163,524(1)	Forfeited Forfeited Forfeited	5,430 4,980 5,716	None None None	None None None	None None None	18,260 3,750 11,004	194,765 154,512 180,244
Joseph Kahama, President	2009 2008 2007	56,540 46,564 45,975	68,750 68,750 31,250	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	56,540 46,564 45,975
Riaan van der Westhuizen, Senior, Vice President	2009 2008 2007	199,935(1) 160,792(1) 157,420(1)	34,375 34,375 31,250	9,480 7,023 5,452	None None None	None None None	None None None	5,670 500 2,243	215,085 168,315 165,115
(1) Includes taxes paid in Tanzania and statutory deductions

*Jonathan Deane resigned as President and Director effective September 1, 2009.